

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2024

Christopher Guthrie
Chief Financial Officer
Comstock Holding Companies, Inc.
1900 Reston Metro Plaza, 10th Floor
Reston, VA 20190

> **Re: Comstock Holding Companies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Form 10-K/A for the fiscal year ended December 31, 2022**
> **File No. 001-32375**

Dear Christopher Guthrie:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction